UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 480th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 12th, 2024

1.    DATE, TIME AND VENUE: On December 12th, 2024, at 11:15 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees (“Regulations”) da Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was held pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for instating the meeting. Also, present were the CFO and Investor Relations’ Officer, Mr. David Melcon Sanchez-Friera; The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting secretary; and the individually named presenters for the topics below, whose participation was limited to the time of review of their respective topics.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Approval of the proposal for replacement of independent auditors for the provision of independent audit services of the Company for the fiscal year 2025: The CFO and Investor Relations, Mr. David Melcon Sanchez-Friera, presented a proposal for replacement of the current independent auditors of the Company, Baker Tilly 4Partners Auditores Independentes Ltda. ("Baker Tilly"), with PricewaterhouseCoopers Auditores Independentes ("PwC"), to provide independent audit services of the Company's individual and consolidated financial statements for the fiscal year 2025, which will begin from the review of the quarterly information (ITRs) for the first quarter of 2025. Following the review and discussion, the present members of the Board of Directors, considering the favorable recommendation from the Audit and Control Committee,

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 480th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 12th, 2024

approved the referred proposal for replacement of independent auditors, and the Company's management was authorized to take necessary actions for procurement.

4.2. Proposal of Statement of Interest on Equity by the Company: The proposal for a statement of interest on equity by the Company ("JSCP") was approved, based on the balance sheet of November 30, 2024, in the gross amount of R$1,200,000,000.00, corresponding to R$1,020,000,000.00 net of income tax withheld at source. The value of the IoC statement declared is equivalent to the gross value of R$0.73590705608¹ per common share, being R$0.625520997671¹ net of income tax.

The IoC credit will be individually allocated to each shareholder, based on the shareholding position recorded by the Company at the end of December 26, 2024. After this date, the shares will be considered "ex-IoC".

The net value of the JSCP will be attributed to the mandatory dividend for the fiscal year ending on December 31, 2024, ad referendum to the Ordinary General Meeting of the Company's Shareholders to be held in 2025, and the payment will be made by April 30, 2025, with the date to be duly set by the Company's Board of Directors.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, December 12th, 2024. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

¹ Value per share calculated based on shareholding position as of November 29, 2024. Given the Company's Share Buyback Program in effect, the value per share may be subject to change, considering the Company's shareholding position to be verified on December 26, 2024.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 480th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON DECEMBER 12th, 2024

I hereby certify that these minutes are a faithful copy of the minutes of the 480th Meeting of the Board of Directors of Telefônica Brasil S.A., held on December 12th, 2024, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 12, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director